KIRKLAND LAKE GOLD TARGETS CONTINUED STRONG OPERATING RESULTS IN 2020,
COMMENCING THREE NEW PROJECTS TO DRIVE PRODUCTION GROWTH

Toronto, Ontario - December 18, 2019 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company's full-year guidance for 2020, which includes continued strong operating and financial results, with consolidated production targeted at 950,000 - 1,000,000 ounces and operating cash costs per ounce sold and all-in sustaining costs per ounce sold expected to average $300 - $330 and $570 - $630, respectively.  The Company will also continue to invest aggressively in growth, including commencing work on development ramps aimed at establishing two new mining operations, Robbin's Hill at Fosterville and previously identified high-grade zones near surface along the Amalgamated Break at Macassa. The Company will also continue advanced exploration work in the Northern Territory, a potential third new source of future production. The Company expects to produce 100,000 - 120,000 ounces in the Northern Territory in 2020, which is not included in the Company's 2020 guidance pending  the resumption of commercial operations. All dollar amounts are expressed in U.S. dollars unless otherwise noted.

The Company also announced today three-year production guidance for the Macassa and Fosterville mines. Production at Macassa is targeted to increase to over 320,000 ounces by 2022 reflecting initial production from the #4 Shaft and potential production from the planned Macassa surface ramp. Production at Macassa is expected to grow to well over 400,000 ounces beginning in 2023. Production at Fosterville is expected to maintain the strong growth achieved in 2019 over the next three years as mining continues to advance in the high-grade Swan Zone, with the potential for production to commence from Robbin's Hill in 2023.

Highlights of 2020 guidance include:

  Production of 950,000 - 1,000,000 ounces, unchanged from current full-year 2019 guidance (additional 100,000 - 120,000 ounces of production expected in 2020 from Northern Territory, with proceeds to offset planned capital expenditures pending decision to resume commercial operations)

  Operating cash costs per ounce sold1 of $300 - $330 compared to nine-month 2019, to September 30, 2019, ("YTD 2019") average of $296

  All-in sustaining costs ("AISC") per ounce sold1 of $570 - $630 versus YTD 2019 average of $584

  Exploration expenditures2 targeted at $120 - $140 million, including capitalized exploration expenditures, unchanged from full-year 2019 guidance

  Sustaining capital expenditures1 of $165 - $175 million compared to full-year 2019 guidance of $170 - $190 million

  Growth capital expenditures1 of $70 - $80 million, significantly lower than current full-year 2019 guidance of $175 - $185, reflecting solid progress advancing major projects in 2019 (2020 guidance includes $50 - $55 million at Macassa, including approximately $45 million related to #4 shaft project, and $20 - $25 million at Fosterville).

(1) See the "Non-IFRS Measures" section starting on page 30 of the Company's MD&A for the three and nine months ended September 30, 2019 filed on the Company's profile on SEDAR at www.sedar.com.

(2) Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

Highlights of three-year production guidance include:

  Macassa: Production to total 240,000 - 250,000 ounces in 2020 and 2021, increasing to 320,000 - 340,000 ounces in 2022 with initial production from the #4 Shaft and potential production for the planned Macassa surface ramp

  Fosterville: Production targeted at 590,000 - 610,000 ounces in 2020 and 550,000 - 600,000 ounces for the following two years, with the potential for additional production beginning in 2023 from underground access at Robbin's Hill

Tony Makuch, President and Chief Executive Officer, commented: "Kirkland Lake Gold is poised to achieve strong operating and financial results in 2020, with both Fosterville and Macassa well positioned to repeat their  solid performances in 2019 during the coming year. With target consolidated production of 950,000 - 1,000,000 ounces and low unit operating costs, we are on track to continue to generate industry-leading earnings and significant free cash flow in 2020, which will contribute to further growth in our balance sheet strength. Going forward, our top priority will remain investing in Fosterville and Macassa given the substantial opportunities that exist at both operations for continued exploration success and additional growth. We will also look to increase the amount of capital we return to Kirkland Lake Gold shareholders through our dividend program and normal course issuer bid and continue to look for investment opportunities capable of generating attractive returns.

"Looking at growth, we will continue to invest in organic growth in 2020 with the aim of advancing three new potential mining operations, Robbin's Hill at Fosterville, previously identified high-grade zones near surface  along the Amalgamated Break at Macassa, and our Northern Territory assets in Australia. The advanced exploration work in the Northern Territory is continuing into 2020 and has the potential to add to our production profile, with 100,000 to 120,000 ounces expected to be produced at the Union Reefs Mill during the coming year, which we are not including in our guidance until we reach a decision to resume commercial operations. This decision could come as early as February 2020 following release of our December 31, 2019 Mineral Reserve and Mineral Resource estimates. At Fosterville, we are commencing work on a twin 4.8 km underground ramp to connect Robbin's Hill to the existing mine infrastructure, while at Macassa we will begin driving a ramp to access and explore near-surface, high-grade zones along the Amalgamated Break. Robbin's Hill and the Amalgamated Break are key exploration targets for our company, and we believe are two of the most compelling exploration stories in our industry today. Gaining access to these areas underground will allow us to accelerate efforts to fully evaluate their potential and will provide valuable infrastructure to support moving them into production.

"Finally, while not included in our guidance, our agreement to acquire Detour Gold Corporation has the potential to significantly change our outlook for 2020 and beyond in a very positive way. For Kirkland Lake Gold, the transaction adds a third high-quality asset with substantial growth potential. For Detour Gold, the deal provides access to a highly profitable, multi-asset portfolio as well as the industry's strongest balance sheet and a dividend program that we expect will grow and return significantly higher levels of capital to shareholders going forward. The agreement is a good deal for the shareholders of both companies and we are looking forward to it closing at the end of January 2020, with our guidance to be revised following closing of the transaction."

Holt Complex

On October 9, 2019, the Company announced that the future plans for the Holt Complex operations were under review. This review is expected to extend into 2020. As a result, production and operating cash cost per ounce sold for the Holt Complex are included in the Company's consolidated guidance for 2020. However, the Company is not providing three-year production guidance at this time.

Northern Territory

The Company commenced processing Lantern Deposit mineralization at the Union Reefs Mill in October 2019 as part of an advanced exploration program. Approximately 10,000 ounces are expected to have been produced and sold by the end of 2019, with the proceeds from gold sales being accounted for as a reduction in capital expenditures. The advanced exploration program is expected to continue into 2020, with 100,000 -120,000 ounces of production planned at the Union Reefs Mill. The proceeds from gold sales will continue to reduce capital expenditures pending a decision to resume commercial operations.  Until commercial operations resume, production, costs and expenditures for the Northern Territory are excluded from the Company's 2020 guidance and three-year production guidance. In 2020, the proceeds from gold sales are expected to largely offset capital and exploration expenditures in the Northern Territory.

2020 Guidance

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)(1)	240 - 250	120 - 140	590 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz)(2)	$470 - $490	$790 - $810	$130 - $150	$300 - $330
AISC/ounce sold ($/oz)(2)				$570 - $630
Operating cash costs ($M)(2)				$310 - $320
Royalty costs ($M)				$58 - $62
Sustaining capital ($M)(2)				$165 - $175
Growth capital ($M)(2)				$70 - $80
Exploration ($M)(3)				$120 - $140
Corporate G&A ($M)(4)				$40 - $45

(1) Production and unit-cost guidance for 2020 does not include results for the Northern Territory.

(2) See "Non-IFRS Measures" set out starting on page 30 of the MD&A for the three and nine months ended September 30, 2019 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and project capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.30 and a US$ to A$ exchange rate of 1.43.

(3) Exploration expenditures include capital expenditures related to infill drilling for Mineral Resource conversion, capital expenditures for extension drilling outside of existing Mineral Resources and expensed exploration.

(4) Includes general and administrative costs. Excludes non-cash share-based payment expense.

(5) The Company's full operating and financial results for full-year 2019 will be released in late February 2020. As such, comparisons in this press release involving financial measures included in the Company's 2020 guidance are made to existing full-year 2019 guidance, as well as the Company's nine-month 2019 results.

Review of 2020 Guidance

  Consolidated gold production in 2020 is targeted at approximately 950,000 - 1,000,000 ounces, unchanged from full-year 2019 guidance. Production at Fosterville in 2020 is estimated at 590,000 - 610,000 ounces, similar to 2019 guidance of 570,000 - 610,000 ounces. YTD 2019 production at Fosterville (to the end of September 2019) was 427,472 ounces, an 84% increase from the same period in 2018, with the ramp up of production from the high-grade Swan Zone largely accounting for the strong year-over-year growth. Production will remain focused on the Swan Zone in 2020, with the significant step up in production in 2019 being sustained throughout the coming year. Production guidance at Macassa in 2020 of 240,000 - 250,000 ounces remains unchanged from current full-year 2019 guidance. A substantial increase in production at Macassa will commence in 2022 with initial production from the new #4 shaft and potential production from the Macassa surface ramp, which is being driven to access high-grade zones near surface along the Amalgamated Break. Production at Holt Complex in 2020 is targeted at 120,000 - 140,000 ounces, similar to current full-year 2019 guidance. The Company is currently reviewing the future plans of the Holt Complex operations.

  Operating cash costs per ounce sold are expected to average $300 - $330 compared to the average for YTD 2019 of $296. The Company's low unit operating cash costs will again be driven by Fosterville, where operating cash costs per ounce sold are targeted at $130 - $150, unchanged from current full-year 2019 guidance and compared to the YTD 2019 average of $126. Operating cash costs per ounce sold at Macassa in 2020 are targeted at $470 - $490, which compares to current full-year 2019 guidance of $400 - $420 and the YTD 2019 average of $397. The increase in operating cash costs per ounce sold guidance at Macassa in 2020 compared to the YTD 2019 average largely reflects lower planned grades in 2020, with the YTD 2019 grade of 24.8 grams per tonne exceeding target levels due mainly to grade outperformance early in the year in stopes around the 5700 Level of the South Mine Complex ("SMC"). Operating cash costs per ounce sold guidance for 2020 at the Holt Complex is $790 - $810, which compares to current full-year 2019 guidance of $920 - $940 and average operating cash costs per ounce sold of $948 for YTD 2019.

  AISC per ounce sold are targeted to average $580 - $630 in 2020 compared to the YTD 2019 average of $584. The increase compared to the anticipated full-year 2019 AISC per ounce sold level mainly relates to higher operating cash costs, an increase in royalty expense resulting from a new royalty applicable to the Fosterville Mine (see Royalty costs below) and higher corporate G&A expense.

  Operating cash costs for 2020 are estimated at $310 - $320 million, which compares to the current guidance for full-year 2019 of $290 - $300 million and YTD 2019 operating cash costs of $207.3 million.

  Royalty costs in 2020 are estimated at $58 - $62 million compared to current guidance for 2019 of $30 - $35 million and total royalty costs of $25.4 million for YTD 2019. Of expected royalty payments in 2020, approximately $40 million relates to Fosterville, of which approximately $24 million results from a new 2.75% royalty being introduced by the Victorian Government effective January 1, 2020.

  Sustaining capital expenditures in 2020 are targeted at $165 - $175 million, similar to the current full-year 2019 guidance of $170 - 190 million (YTD 2019 sustaining capital expenditures of $140.0 million).

  Growth capital expenditures are estimated at $70 - $80 million in 2020, a reduction from current full-year 2019 guidance of $175 - $185 million and YTD 2019 growth capital expenditures of $137.1 million. Of planned project capital expenditures in 2020, Macassa is expected to account for $50 - $55 million, with approximately $45 million relating to the #4 shaft project. Project capital expenditures at Fosterville in 2020 are estimated at $20 - $25 million, which compares to  target growth capital expenditures of $55 million in 2019. The reduction reflects the completion, or near completion, of a number of major projects in 2019, including the paste fill plant and water treatment plant, with a new ventilation system well advanced as of the end of 2019 and on track for completion early in 2020. In addition to completing the ventilation project, major components of the 2020 capital program at Fosterville include expenditures for the completion of a transformer station upgrade and new gold room/refinery, construction of a new surface refrigeration plant, the installation of a second paste fill delivery hole and the extension of paste fill to Harrier.

  Exploration expenditures in 2020 are estimated at $120 - $140 million, of which approximately 80% to 85% are expected to be capitalized exploration expenditures. Exploration expenditures at Fosterville are targeted at $70 - $80 million, including $15 - $20 million related to the underground development for a twin 4.8 km underground exploration drive to connect Robbin's Hill to existing mine infrastructure at Fosterville. The decline is a three-year project that will support underground exploration of Robbin's Hill and other targets and provide valuable infrastructure for future mine operations. In addition, a total of 230,000 metres of underground and surface drilling are planned at Fosterville in 2020, with the primary targets continuing to be the Lower Phoenix system, Cygnet, Harrier, Robbin's Hill and a number of regional targets. At Macassa, total capital and expensed exploration expenditures are targeted at $40 - $50 million. Significant exploration development is planned at Macassa in 2020, including work on a new exploration decline to access and explore previously identified high-grade zones near surface along the Amalgamated Break. In addition, development to extend exploration drifts is planned on the 5150, 5705 and 5807 levels mainly in support of drilling to infill and extend the SMC and to evaluate targets at depth along the Amalgamated Break. A total of 270,000 metres of underground and surface drilling is planned at Macassa in 2020, with the primary targets being the SMC, Amalgamated Break and select targets along the Main and '04 breaks.

  Corporate G&A expense in 2020 is targeted at $40 - $45 million, higher than the current guidance for full-year 2019 of $30 - $35 million reflecting the continued growth of the Company.

Three-Year Production Guidance1

	Macassa	Fosterville
2020 (kozs)	240 - 250	590 - 610
2021 (kozs)	240 - 250	550 - 600
2022 (kozs)	320 - 340	550 - 600

(1) Three-year production guidance does not include any production from the Holt Complex or Northern Territory.

Macassa: Production at Macassa in 2020 is expected to be similar to 2019 levels, with 2020 guidance of 240,000 - 250,000 ounces.  Production in 2021 is should remain similar to 2020, with significant growth in production expected to commence in 2022 reflecting initial production from the #4 Shaft and potential production from the planned Macassa surface ramp. Production in 2022 is targeted at 320,000 - 340,000 ounces, with production then expected to grow to over 400,000 ounces in 2023.

Fosterville: After achieving substantial growth in 2019 with the ramp up of production from the high-grade Swan Zone, production at Fosterville is expected to sustain levels at or close to 600,000 ounces per year over the next three years. Production guidance for Fosterville includes 590,000 - 610,000 ounces in 2020 and 550,000 - 600,000 ounces in both 2021 and 2022, with the potential existing for a new source of production at Robbin's Hill commencing in 2023.

Qualified Persons

Eric Kallio, P.Geo., Senior Vice President, Exploration, is a "Qualified Person" as defined in NI 43-101 and has reviewed and approved the technical and scientific data included in this press release. In addition, Ian Holland, Vice President, Australian Operation, a "Qualified Person" under NI 43-101, has reviewed and approved the technical and scientific data in this press release relating to the Australian operations. Natasha Vaz, P.Eng., Vice President, Technical Services, a "Qualified Person" under NI 43-101 has reviewed and approved the technical and scientific data in this press release relating to the Canadian operations.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth in 2019, to  950,000 - 1,000,000 ounces. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this press release, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the MD&A for the three and nine months ended September 30, 2019, dated November 6, 2019, for the most recent non-IFRS reconciliations.

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward looking statements" and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; (iii) future exploration plans; (iv) changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves; and (v) other information that is based on forecasts of future operational or financial results and estimates of management.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof;  changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2018, and its interim financial statements and related MD&A for the period ended September 30, 2019, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com